Prospectus Supplement No. 2 (to Prospectus dated October 16, 2009)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-161804
15,000,000 Shares
Alexza Pharmaceuticals, Inc.
Common Stock

     This prospectus supplement supplements the prospectus dated October 16, 2009 (the “Prospectus”), as supplemented by that certain Prospectus Supplement No. 1 dated November 9, 2009 (“Supplement No. 1”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-161804). This prospectus supplement is being filed to update and supplement the information in the Prospectus and Supplement No. 1 with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2009 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
     The Prospectus, Supplement No. 1 and this prospectus supplement relate to the offer and sale of up to 15,000,000 shares of our common stock, which includes up to 5,000,000 shares of our common stock issuable upon the exercise of warrants, by the selling stockholders listed on page 29 of the Prospectus, including their transferees, pledgees or donees or their respective successors. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus, Supplement No. 1 and this prospectus supplement.
     This prospectus supplement should be read in conjunction with the Prospectus and Supplement No. 1. This prospectus supplement updates and supplements the information in the Prospectus and Supplement No. 1. If there is any inconsistency between the information in the Prospectus, Supplement No. 1 and this prospectus supplement, you should rely on the information in this prospectus supplement.
     Our common stock is traded on the Nasdaq Global Market under the trading symbol “ALXA.” On December 15, 2009, the last reported sale price of our common stock was $2.55 per share.
     Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of the Prospectus and beginning on page 34 of our quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 before you decide whether to invest in shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 14, 2009
ALEXZA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51820	77-0567768

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Alexza Pharmaceuticals, Inc. 2091 Stierlin Court Mountain View, California	94043

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (650) 944-7000

(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On December 14, 2009, Alexza Pharmaceuticals, Inc. (“Alexza”) announced that it has submitted its New Drug Application (“NDA”) for Staccato® loxapine (AZ-004) to the US Food and Drug Administration. The press release announcing the submission of the NDA and summarizing the results of the clinical trials for AZ-004 is furnished as Exhibit 99.1 hereto, the contents of which are incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

99.1	Press Release titled “Alexza Announces Submission of AZ-004 (Staccato® Loxapine) NDA. Filing of the First Staccato-Based NDA Completed Ahead of Schedule” dated December 14, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alexza Pharmaceuticals, Inc.
Date: December 14, 2009	By:	/s/ Thomas B. King
Thomas B. King
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release titled “Alexza Announces Submission of AZ-004 (Staccato® Loxapine) NDA. Filing of the First Staccato-Based NDA Completed Ahead of Schedule” dated December 14, 2009.

Exhibit 99.1
NEWS RELEASE — for immediate release
Alexza Announces Submission of AZ-004 (Staccato® Loxapine) NDA
Filing of the First Staccato-Based NDA Completed Ahead of Schedule
Conference Call Scheduled for Tomorrow — Tuesday, December 15, 2009
at 8:30 a.m. Eastern Time
Mountain View, California — December 14, 2009 — Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA) today announced that it has submitted its New Drug Application (NDA) for Staccato® loxapine (AZ-004) to the US Food and Drug Administration (FDA). AZ-004 is an inhalation product candidate being developed for the rapid treatment of agitation in patients with schizophrenia or bipolar disorder. The IND for Staccato loxapine was filed with the FDA in August 2005.
“AZ-004 has delivered a predictable and consistent safety and efficacy profile in treating patients with agitation,” said James V. Cassella, PhD, Senior Vice President, Research and Development at Alexza. “We believe that AZ-004, if approved, has the potential to change the treatment practices for acute agitation, as the only product able to meet both the patients’ desire for quickly and comfortably gaining control, and the clinicians’ goal of rapidly and reliably calming an agitated patient.”
“The data we have seen from the Staccato loxapine trials are compelling,” said Michael Lesem, MD, Executive Medical Director, Claghorn-Lesem Research Clinic, Houston, TX. “The product exhibits a rapid and predictable reduction in agitation, and appears to have a favorable safety profile in these patient populations.”
“We once again exceeded our corporate goal timeline with the AZ-004 NDA submission,” said Thomas B. King, President and CEO of Alexza. “The continued concentrated effort of the entire Alexza team throughout 2009 has been nothing short of remarkable and allowed us to complete this landmark milestone for the company. We eagerly look forward to 2010, as we work toward the approval of this product candidate.”
“When Alexza was founded, I had the vision that its proprietary technology had the potential to improve the therapeutic value of drugs,” said Alejandro C. Zaffaroni, PhD, Chairman Emeritus and Co-Founder of Alexza. “It is splendid that Alexza has reached its first NDA so quickly and is on the doorstep of its first Staccato-based product, Staccato loxapine.”

AZ-004 Clinical Results Summary
The AZ-004 NDA contains efficacy and safety data from more than 1600 patients and subjects who have been studied in thirteen different clinical trials. In 2008, the Company successfully initiated and completed two pivotal Phase 3 clinical trials. In these studies, both doses of AZ-004 (5 and 10 mg) met the primary and key secondary endpoints of the studies, with highly statistically significant reductions in agitation, as compared to placebo. Additionally, the 10 mg dose of AZ-004 exhibited a rapid onset of effect, with statistically significant reductions in agitation at 10 minutes post-dose, the first time point measured. The reduction of agitation was sustained through the 24-hour study period. In both studies, the administration of AZ-004 was generally safe and well tolerated.
In 2009, Alexza initiated and completed five non-pivotal safety and NDA-supporting studies for AZ-004. Alexza believes these data, along with data from the other efficacy and safety trials conducted with AZ-004, adequately demonstrate the efficacy and safety of AZ-004 for the proposed indication.
Agitation Market Opportunity
Episodes of agitation afflict many people suffering from major psychiatric disorders, including schizophrenia, which affects approximately 2.4 million adults in the United States, and bipolar disorder, which affects approximately 5.7 million adults in the United States. More than 90% of these patients will experience agitation in their lifetime.
Agitation generally escalates over time with patients initially feeling uncomfortable, tense and restless. As the agitation intensifies, their behavior appears more noticeable to others as they become threatening and potentially violent, especially if the agitation is not treated. While patients seek treatment at different points along this agitation continuum, those with the most severe symptoms generally require treatment with injectable drugs in emergency medical settings, and currently are thought of to represent the agitation market. Alexza, however, believes the therapeutic market for agitation is broader than only this limited perspective of patients in severe crisis — many more are in need of treatment for an agitation episode.
Alexza’s primary market research indicates that approximately 50% of treated acute agitation episodes are treated in emergency settings. Another approximately 35% of the treated agitation episodes suffered by schizophrenic and bipolar patients are treated in an inpatient setting (hospital and long-term residential settings), and approximately 15% are treated in a physician’s office.
Alexza’s market research studies with schizophrenia patient caregivers and bipolar patients indicate these patients currently experience an average of 11 to 12 episodes of acute agitation each year.
Agitation episodes are currently treated about 55% of the time with oral antipsychotics and about 45% of the time with intra-muscular, or IM, injections. Oral medications work relatively slowly, but are easy to administer, painless and are less threatening to patients. IM injections have a faster onset of action and a higher predictability of drug effect, but because they are invasive and can be frightening to patients, IM injections are usually the treatment option of last-resort. Currently, no non-invasive therapies are available that work faster than 30 minutes to help agitated patients in need of treatment.
About AZ-004 (Staccato loxapine)
AZ-004 is an anti-agitation therapeutic that combines Alexza’s proprietary Staccato system with loxapine, a drug belonging to the class of compounds known generally as antipsychotics. Loxapine is currently available in an oral formulation in the United States for the management of the manifestations of schizophrenia. The Staccato system is a hand-held, chemically-heated, single-dose inhaler that delivers a pure drug aerosol to the highly vascularized tissues of the deep lung.
As an easy-to-use, patient-controlled, and highly reliable therapeutic that provides rapid reduction in agitation, the Company believes that AZ-004 meets the three key attributes for the treatment of acute agitation as specified in the American Association of Emergency Psychiatrists’ Expert Consensus Guidelines for the Treatment of Behavioral Emergencies: speed of onset, reliability of medication delivery and patient preference.
Conference Call Information
Alexza will host a conference call tomorrow morning, December 15, 2009, at 8:30 a.m. Eastern Time. A replay of the call will be available for two weeks following the event. The conference call and replay are open to all interested parties.
To access the conference call via the Internet, go to www.alexza.com, under the “Investor Relations” link. Please join the call at least 15 minutes prior to the start of the call to ensure time for any software downloads that may be required. Interested parties may also pre-register to avoid pre-call delays at https://www.theconferencingservice.com/prereg/key.process?key=P3WV9ALJV.
To access the live conference call via phone, dial 888-680-0860. International callers may access the live call by dialing 617-213-4852. The reference number to enter the call is 29185934.
The replay of the conference call may be accessed via the Internet, at www.alexza.com, or via phone at 888-286-8010 for domestic callers or 617-801-6888 for international callers. The reference number for the replay of the call is 86237542.
About Alexza Pharmaceuticals, Inc.
Alexza Pharmaceuticals is a pharmaceutical company focused on the research, development and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s technology, the Staccato system, vaporizes unformulated drug to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery through deep lung inhalation. The drug is quickly absorbed through the lungs into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous administration, but with greater ease, patient comfort and convenience.

AZ-004 (Staccato loxapine) is Alexza’s lead program, which is being developed for the rapid treatment of agitation in schizophrenic or bipolar disorder patients. Alexza has completed and announced positive results from both of its AZ-004 Phase 3 clinical trials, and submitted a New Drug Application submission in December 2009.
Alexza has completed an end-of-Phase 2 meeting with the FDA for AZ-001 (Staccato prochlorperazine) and has completed two Phase 2 studies with AZ-104 (Staccato loxapine, low-dose). Both product candidates are being developed for the acute treatment of migraine headache.
AZ-002 (Staccato alprazolam) has completed Phase 1 testing and one Phase 2a proof-of-concept clinical trial. Product candidates that have completed Phase 1 testing are AZ-003 (Staccato fentanyl) for the treatment of breakthrough pain, and AZ-007 (Staccato zaleplon) for the treatment of insomnia. More information, including this and past press releases from Alexza, is available online at www.alexza.com.
Safe Harbor Statement
This press release includes forward-looking statements regarding the development, therapeutic potential and safety of AZ-004. Any statement describing a product candidate or Alexza’s goals, expectations or beliefs is a forward-looking statement, as defined in the Private Securities Litigation Reform Act of 1995, and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of developing and commercializing drugs. Alexza’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning Alexza’s business are described in additional detail in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2008, and Alexza’s other Periodic and Current Reports filed with the Securities and Exchange Commission, including the risks under the headings: “We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.”, “Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.” and “If we do not establish strategic partnerships, we will have to undertake development and commercialization efforts on our own, which would be costly and delay our ability to commercialize any future products”. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACTS:	Thomas B. King President & CEO 650.944.7634 tking@alexza.com	August J. Moretti Senior Vice President and CFO 650.944.7788 amoretti@alexza.com